Filed Pursuant to Rule 433
Registration No. 333-272782
September 10, 2024

ONEOK, INC.
PRICING TERM SHEET
$7,000,000,000

$1,250,000,000 4.250% Notes due 2027
$600,000,000 4.400% Notes due 2029

$1,250,000,000 4.750% Notes due 2031
$1,600,000,000 5.050% Notes due 2034
$1,500,000,000 5.700% Notes due 2054
$800,000,000 5.850% Notes due 2064

Unless otherwise indicated, terms used but not defined herein have the meanings assigned to such terms in the preliminary prospectus supplement dated September 10, 2024 (the “Preliminary Prospectus Supplement”).

Issuer:	ONEOK, Inc.

Guarantors:	ONEOK Partners, L.P. ONEOK Partners Intermediate Limited Partnership Magellan Midstream Partners, L.P.

Security Type:	Senior Unsecured Notes

Expected Ratings:*	Baa2 / BBB / BBB

Pricing Date:	September 10, 2024

Settlement Date**:	September 24, 2024 (T+10)

	4.250% Notes due 2027	4.400% Notes due 2029	4.750% Notes due 2031	5.050% Notes due 2034	5.700% Notes due 2054	5.850% Notes due 2064
Maturity Date:	September 24, 2027	October 15, 2029	October 15, 2031	November 1, 2034	November 1, 2054	November 1, 2064

Principal Amount:	$1,250,000,000	$600,000,000	$1,250,000,000	$1,600,000,000	$1,500,000,000	$800,000,000

Benchmark Treasury:	3.75% due August 15, 2027	3.625% due August 31, 2029	3.750% due August 31, 2031	3.875% due August 15, 2034	4.625% due May 15, 2054	4.625% due May 15, 2054

Benchmark Treasury Price / Yield:	100-25 ¼ / 3.463%	100-29 ¼ / 3.423%	101-12+ / 3.523%	101-30 / 3.640%	111-12 / 3.969%	111-12 / 3.969%

Re-offer Spread to Benchmark Treasury:	+ 80 bps	+ 100 bps	+ 130 bps	+ 145 bps	+ 175 bps	+ 190 bps

Yield to Maturity:	4.263%	4.423%	4.823%	5.090%	5.719%	5.869%

Coupon:	4.250%	4.400%	4.750%	5.050%	5.700%	5.850%

Public Offering Price:	99.964% of the principal amount	99.894% of the principal amount	99.564% of the principal amount	99.679% of the principal amount	99.719% of the principal amount	99.698% of the principal amount

Redemption Provisions:

Special Mandatory Redemption:

If (i) the consummation of the EnLink Transaction does not occur on or before the EnLink Outside Date, (ii) prior to the EnLink Outside Date, the EnLink Purchase Agreement is terminated or (iii) the issuer otherwise notifies the trustee in writing that the issuer will not pursue the consummation of the EnLink Transaction, the issuer will be required to redeem the 2027 notes, the 2029 notes and 2031 notes at a special mandatory redemption price equal to 101% of the principal amount of the notes to be redeemed plus accrued and unpaid interest to, but excluding, the Special Mandatory Redemption Date.

Make-Whole Call:	T + 15 bps (prior to August 24, 2027)	T + 15 bps (prior to September 15, 2029)	T + 20 bps (prior to August 15, 2031)	T + 25 bps (prior to August 1, 2034)	T + 30 bps (prior to May 1, 2054)	T + 30 bps (prior to May 1, 2064)

Par Call:	On or after August 24, 2027 (one month prior to maturity)	On or after September 15, 2029 (one month prior to maturity)	On or after August 15, 2031 (two months prior to maturity)	On or after August 1, 2034 (three months prior to maturity)	On or after May 1, 2054 (six months prior to maturity)	On or after May 1, 2064 (six months prior to maturity)

Interest Payment Dates:	March 24 and September 24, commencing March 24, 2025	April 15 and October 15, commencing April 15, 2025	April 15 and October 15, commencing April 15, 2025	May 1 and November 1, commencing May 1, 2025	May 1 and November 1, commencing May 1, 2025	May 1 and November 1, commencing May 1, 2025

CUSIP / ISIN:	682680 CB7 / US682680CB72	682680 CC5 / US682680CC55	682680 CD3 / US682680CD39	682680 CE1 / US682680CE12	682680 CF8 / US682680CF86	682680 CG6 / US682680CG69

Joint Book-Running Managers:	J.P. Morgan Securities LLC
Goldman Sachs & Co. LLC
Barclays Capital Inc.
BofA Securities, Inc.
Wells Fargo Securities, LLC
Citigroup Global Markets Inc.
Mizuho Securities USA LLC
MUFG Securities Americas Inc.
Scotia Capital (USA) Inc.
TD Securities (USA) LLC
Siebert Williams Shank & Co., LLC

Co-Managers:	CIBC World Markets Corp.
Deutsche Bank Securities Inc.
PNC Capital Markets LLC
RBC Capital Markets, LLC
Regions Securities LLC
SMBC Nikko Securities America, Inc.
Truist Securities, Inc.
U.S. Bancorp Investments, Inc.
Academy Securities, Inc. BOK Financial Securities, Inc. Loop Capital Markets LLC R. Seelaus & Co., LLC

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and should be evaluated independently of any other rating. The rating is subject to revision or withdrawal at any time by the assigning rating organization.

**	We expect delivery of the notes will be made against payment therefor on or about the settlement date specified in this pricing term sheet, which will be the tenth business day following the date of pricing (such settlement being referred to as “T+10”). Pursuant to Rule 15c6-1 under the U.S. Securities Exchange Act of 1934, as amended, trades in the secondary market are generally required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on any date prior to one business day before their delivery will be required, by virtue of the fact that the notes will initially settle in T+10, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade the notes on any date prior to one business day before their delivery should consult their advisors.

The issuer has filed a registration statement (including a base prospectus) and a Preliminary Prospectus Supplement with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus Supplement for this offering, the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by searching the SEC online data base (EDGAR) on the SEC web site at http://www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus supplement and prospectus if you request it by calling J.P. Morgan Securities LLC collect at 1-212-834-4533; Goldman Sachs & Co. LLC toll-free at 1-866-471-2526; Barclays Capital Inc., at 1-888-603-5847; BofA Securities, Inc. toll-free: at 1-800-294-1322; and Wells Fargo Securities, LLC toll-free at 1-800-645-3751.

No PRIIPs KID. Not for retail investors in the EEA or the UK. No PRIIPs key information document (KID) has been prepared as not available to retail in EEA or the UK.

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers or other notices were automatically generated as a result of this communication being sent via Bloomberg or another electronic system.

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